Detica

RECEIVED

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

[redacted]

08000818

Our ref: 08-FIV100C050

12 February 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

12.02.08 Trusted Borders signs addendum with UK home office for e-Borders project

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Enc

12 February 2008

Detica Group plc (DCA.L) ("Detica"), the information intelligence specialist, is pleased to note the following announcement.

Trusted Borders signs addendum with UK Home Office for e-Borders project

Trusted Borders, a consortium of companies led by Raytheon Systems Limited of the UK, and including Detica, has signed an addendum to the contract originally signed in November 2007 providing the Home Office with extended functionality and services in respect of the nation's e-Borders programme, an advanced border control and security programme.

The Trusted Borders consortium has started to develop and build upon the country's current pilot programme for border management and will be expanding it into a fully flexible, scalable and robust e-Borders capability within two years.

Detica is responsible for the intelligence and analytics services in the e-Borders programme. The value of this contract addendum to Detica is approximately £25 million, the majority of which will be recognised over the first four to five years of the contract.

Notes to Editors

About e-Borders

The e-Borders Programme is a multi-agency, technology-enabled business change programme which will create a joined-up, modernised border control and security framework for the United Kingdom.

e-Borders will collect and analyse passenger and crew data, provided by carriers (air, sea and rail), in respect of all journeys to and from the UK in advance of their travel. This will support an intelligence-led approach to operating border controls, by identifying those involved in abuse of UK immigration laws, serious and organised crime and terrorism.

Border control agencies include Immigration service, Police service, Serious and Organised Crime Agency, Customs and UKvisas.

The e-Borders programme will cover all carriers operating to and from the UK. It builds upon the successes of Project Semaphore, the de-risking pilot for the e-Borders programme which currently captures passenger information from a limited number of carriers on routes that have been identified as high risk.

By harnessing passenger information, performing risk assessments on passengers planning to enter or leave the UK and utilising new developments in technology which allow the swift and secure transfer of data, e-Borders will, in effect, export the border and provide more effective levels of border control and deliver faster processing and greater flexibility in control operations.

For further information on Detica, please contact

Tom Black, Chief Executive
Mandy Gradden, Finance Director
Detica Group plc
01483 816 000

Edward Bridges, Matt Dixon
Financial Dynamics
0207 831 3113

For further information on Trusted Borders, please contact

Sen Sami
Trusted Borders, Communications
Raytheon Systems Limited
07918 942 672
sen.sami@trustedborders.co.uk

END